SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Annual Information Update

London, UK; Brentwood, TN, US: 25 July 2008 - In accordance with Prospectus Rule 5.2, Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, sets out below a list of the information that has been published or made available to the public during the period beginning 20 July 2007 up to and including 24 July 2008.

In accordance with Article 27.3 of the Prospectus Directive Regulation, we confirm that the information referred to in this Annual Information Update was up to date at the time it was published but it is acknowledged that such disclosures may now be or may at any time become out of date due to changing circumstances.

1.    Announcements made via a Regulatory Information Service

The following UK regulatory announcements have been made via a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the Company's website www.protherics.com

Date	Brief Description of Announcement
22 July 2008	Annual General Meeting Results
22 July 2008	AGM and Interim Management statement
10 July 2008	Director/PDMR Shareholding
4 July 2008	Interest in Shares
4 July 2008	Issue of Shares
2 July 2008	Total Voting Rights
24 June 2008	Documents lodged with the UK Listing Authority's Document Viewing Facility
24 June 2008	Research Update
13 June 2008	Holding(s) in Company
13 June 2008	Notification of Directors' Interests
10 June 2008	Notification of Directors'/PDMRs' Interests
3 June 2008	Notification of Directors'/PDMRs' Interests
3 June 2008	Preliminary Results for the year ended 31 March 2008
2 June 2008	Research Update
15 May 2008	Notice of Results
1 May 2008	Total Voting Rights
22 April 2008	Research Update
10 April 2008	Block Listing Returns
1 April 2008	Total Voting Rights
6 March 2008	Application for Block Listing
4 March 2008	Total Voting Rights
26 February 2008	Holding(s) in Company
14 February 2008	Interim Management Statement
8 February 2008	Blocklisting Interim Review
24 January 2008	Research Update
22 January 2008	Holding(s) in Company
22 January 2008	Research Update
11 January 2008	Research Update
20 December 2007	Holding(s) in Company
3 December 2007	Total Voting Rights
29 November 2007	Application for Listing
26 November 2007	Notification of Directors' Interests
26 November 2007	Notification of PDMR Interests
23 November 2007	Major Interest in Shares
20 November 2007	Research Update
20 November 2007	Interim Results for six months ended 30 September 2007
19 November 2007	Holding(s) in Company
9 November 2007	Notice of Interim Results
2 November 2007	Issue of Loan Notes
31 October 2007	Total Voting Rights
30 October 2007	Holding(s) in Company
23 October 2007	Holding(s) in Company
8 October 2007	Block Listing Returns
1 October 2007	Director's Dealings
28 September 2007	Total Voting Rights
26 September 2007	Licensing Agreement
25 September 2007	Holding(s) in Company
25 September 2007	Licensing Agreement
21 August 2007	Holding(s) in Company
16 August 2007	Holding(s) in Company
13 August 2007	Notification of Directors'/PDMRs' Interests
10 August 2007	Board Changes
9 August 2007	Blocklisting Interim Review
31 July 2007	Total Voting Rights
26 July 2007	Holding(s) in Company
26 July 2007	AGM Results
26 July 2007	AGM and Interim Management Statement
20 July 2007	Annual Information Update

2.    Documents filed at Companies House

The Company has also made the following filings with Companies House on or around the dates indicated.  Copies of these documents can be obtained from Companies House at Crown Way, Maindy, Cardiff CF14 3UZ (Telephone +44 (0) 870 3333 636, email: enquiries@companies-house.gov.uk) or from Companies House website www.companieshouse.gov.uk

Date	Document Filed
18 July 2008	88(2)R - Allotment of Shares
15 July 2008	88(2)R - Allotment of Shares
26 June 2008	88(2)R - Allotment of Shares
7 May 2008	88(2)R - Allotment of Shares
21 February 2008	288c - Change in Director's Particulars
18 February 2008	88(2)R - Allotment of Shares
13 February 2008	363s - Return made up to 12/01/2008; Bulk list available separately
13 December 2007	88(2)R - Allotment of Shares
22 October 2007	88(2)R - Allotment of Shares
25 September 2007	88(2)R - Allotment of Shares
21 August 2007	Increases in nominal share capital and copy of Special Resolutions
21 August 2007	288a - Appointment of Director
21 August 2007	288b - Resignation of Director
10 August 2007	Special Resolutions passed at 2007 AGM
25 July 2007	Full Accounts made up to 31 March 2007

3.    Documents published

The following documents were published by the Company on or around the dates indicated:

Date	Document Description
24 June 2008	Annual Report and Financial statements for year ending 31 March 2008 and Circular to Shareholders containing Notice of 2008 Annual General Meeting
20 November 2007	Interim Report for the 6 months to 30 September 2007.

Copies of the Company's Annual Report and Financial Statements and Interim Report are available from the Company's website www.protherics.com. Alternatively, the above documents can be obtained through the Company Secretary at the Company's registered office, the Heath Business and Technical Park, Runcorn, Cheshire WA7 4QX.

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit  www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 25 July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director